Exhibit (a)(8)

ARGON ST, INC.
12701 Fair Lakes Circle, Suite 800
Fairfax, Virginia 22033

July 8, 2010

Dear Stockholder:

We are pleased to inform you that on June 30, 2010, Argon ST, Inc. (“Argon”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Boeing Company, a Delaware corporation (“Parent”), and Vortex Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement and subject to the conditions set forth in Purchaser’s Offer to Purchase dated July 8, 2010 and related materials enclosed with this letter, including the minimum tender condition and the expiration or earlier termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of Argon (the “Common Stock”) at a purchase price of $34.50 per share (the “Offer Price”), net to the seller in cash, without interest, and less any applicable withholding taxes. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of the day on August 4, 2010.

Following the successful completion of the cash tender offer, Purchaser will be merged with and into Argon (the “Merger”), with Argon being the surviving corporation and wholly owned by Parent, and all shares of Argon’s Common Stock not purchased in the tender offer (other than shares held in the treasury of Argon or any of its subsidiaries, or by Parent or the Purchaser or by any stockholder of Argon who validly exercises appraisal rights under Delaware law with respect to the shares of Common Stock) will be converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes.

Argon’s board of directors has unanimously adopted the Merger Agreement and approved the tender offer and the Merger and determined that the Merger Agreement and the transactions contemplated thereby (including the tender offer and the Merger) are fair to and in the best interests of Argon and its stockholders. Accordingly, Argon’s board of directors unanimously recommends that you accept the tender offer, tender your shares of Argon Common Stock to Purchaser pursuant to the tender offer and, if necessary, vote to adopt the Merger Agreement.

In arriving at its recommendations, Argon’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is Purchaser’s Offer to Purchase dated July 8, 2010 and related materials (including a letter of transmittal for use in tendering your shares of Common Stock), which set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Very truly yours,

Terry L. Collins
Chairman and Chief Executive Officer
Argon ST, Inc.